 FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

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“A Life Sciences Company”

For Immediate Release:	March 28, 2007

Forbes Medi-Tech announces Financial Results for the Year ended December 31, 2006

~Company Achieves 2006 Revenue Guidance; FY2006 Revenue up 64%; FY2007 Revenue Guidance up 31% over 2006~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the year ended December 31, 2006 versus the year ended December 31, 2005. All amounts are in Canadian dollars unless otherwise noted. A conference call to discuss the financial statements will be held tomorrow, March 29, 2007 at 1:30pmPT /4:30pmET.

Fiscal Year 2006 Highlights

•

Reported total revenue of $7.2 million for year ended December 31, 2006 versus $4.4 million for year ended December 31, 2005, a 64% increase

•

Reported net loss of $0.48 per share from continuing operations for the year ended December 31, 2006 compared to a net loss of $0.48 per share from continuing operations for the year ended December 31, 2005

•

Forbes completed the US Phase II clinical trial of its cholesterol-lowering compound, FM-VP4, and subsequently initiated its out-licensing strategy

•

Forbes acquired the FM-TP Series of Compounds through the acquisition of TheraPei Pharmaceuticals

•

Forbes’ customers launched a wide variety of cholesterol lowering dairy products containing Reducol™ in a number of European countries including France, the United Kingdom, Finland and the Netherlands, at major retailers including Carrefour, Tesco, U.K. Wal-Mart/ASDA, Kesko, and Albert Heijn

•

Forbes received US$25 million from the sale of its interest in the Phyto-Source manufacturing joint venture

“As we focused on driving our company forward during 2006, our achievements and significant challenges brought change that required us to balance past ventures with future opportunities, and to build on the momentum created by our successes,” says Charles Butt, President and CEO of Forbes Medi-Tech Inc.  “We have re-focused our pharmaceutical development program to concentrate on the FM-TP Series of Compounds while continuing to expand the number of products carrying our cholesterol-lowering food ingredient, Reducol™. The balance of our pharmaceutical and nutraceutical areas of our business has enabled us to be in a strong position to make adjustments going into 2007.”

Revenue Outlook

Forbes reached its 2006 revenue guidance by earning $1.1 million in interest income and $6.1 million of Reducol™ and other cholesterol-lowering ingredients and value added product revenue. For 2007, Forbes’ revenue outlook of $7.5 – $8 million includes sales from Reducol™ and other cholesterol-lowering ingredients and value added products and excludes interest income. The expected growth of up to 31% is primarily based on contracted and forecasted amounts for Reducol™ and other value added products for sale into the functional food and dietary supplement markets.

Pharmaceutical Research

Forbes’ re-focused pharmaceutical development program will concentrate on the FM-TP Series of Compounds being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases. The Company has also implemented a strategy to out-license FM-VP4 (the Company’s novel cholesterol absorption inhibitor.) to take advantage of the compound’s clinically significant results, safety profile, dose response and strong market opportunity. This allows us to reduce R&D expenses and focus on exciting new development opportunities.

Nutraceutical Business

The proliferation of the Company’s leading cholesterol-lowering food ingredient, Reducol™, continues with the number of store keeping units (SKU’s) of Reducol™-based products increasing from 4 up to 28 worldwide. Product launches in 2006 included Tesco and Wal-Mart/ASDA in the United Kingdom, Albert Heijn in the Netherlands, Kesko in Finland, Modelo Continente and Jeronimo Martins in Portugal, and Carrefour in France. The Company’s next steps include the continued expansion into Asia and North America with a focus on the United States as Forbes expects new countries to come on board and plans to launch new dairy products and supplements in 2007. Additionally, Forbes is looking to acquire new ingredients and build a portfolio of products that will help to impact overall revenue, build mass appeal, and forge partnerships with manufacturers.

Financial Results

In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities disposed of in 2006 have been presented as discontinued operations in the consolidated financial statements ended December 31, 2006 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 7.2	$ 4.4	$ 3.0
Expenses	(24.9)	(20.9)	(15.2)
Loss from continuing operations	$ (17.7)	$ (16.5)	$ (12.2)

Provision for income taxes	(0.1)	–	–
Net loss from continuing operations	$ (17.8)	$ (16.5)	$ (12.2)

Income from discontinued operations, net of current tax expense	–	3.7	4.2
Gain from disposal of discontinued operations, net of taxes	7.0	–	–
Net loss for the period	$ (10.8)	$ (12.8)	$ (8.0)

Weighted average number of shares	37,400,378	34,057,703	31,945,477

Loss per share from continuing operations Basic and diluted	$ (0.48)	$ (0.48)	$ (0.38)
Income per share from discontinued operations Basic and diluted	$ 0.00	$ 0.10	$ 0.13
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.19	–	–
Net loss per share Basic and diluted	$ (0.29)	$ (0.38)	$ (0.25)

Results of operations - The net loss from continuing operations for the year ended December 31, 2006 totaled $17.8 million compared to a net loss of $16.5 million from continuing operations for the year ended December 31, 2005.

Total Revenues - including interest income, for the fiscal year ended December 31, 2006 were $7.2 million compared with $4.4 million for the fiscal year ended December 31, 2005, an increase of 64%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Sales-phytosterol products	$ 5.3	$ 3.8	$ 2.4
Sales-finished goods	0.7	–	–
Licensing	0.1	0.2	0.2
Phytosterol revenues	6.1	4.0	2.6
Interest and other	1.1	0.4	0.4
Total revenues	$ 7.2	$ 4.4	$ 3.0

Expenses

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Research and development	$ 9.6	$ 11.0	$ 5.6
General and administrative	6.5	5.6	7.0
Cost of sales	5.9	2.5	1.5
Marketing, sales & product development	2.8	1.6	1.0
Depreciation/amortization	0.1	0.2	0.1
Total operating expenses	$ 24.9	$ 20.9	$ 15.2

Research and development expenses (“R&D”) for the year ended December 31, 2006, totaled $9.6 million compared with $11.0 million for the year ended December 31, 2005 and $5.6 million for the year ended December 31, 2004.  In 2006, the R&D expenses were directed mainly on the continuing work on the U.S. Phase II clinical trial. The increase in R&D expenditures in fiscal 2005 over 2004 was mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of the Company’s U.S. Phase II clinical trial.

Cost of sales for the year ended December 31, 2006, totaled $5.9 million on phytosterol revenues of $6.0 million, or 98% of phytosterol revenues, for the year ended December 31, 2005 - $2.5 million on phytosterol revenues of $3.8 million or 66% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, inventory valuation adjustment, competitive customer pricing pressure and lower margins being realized on the sales of finished goods, sold through Forbes-Fayrefield. While margins for some products are at higher levels than reflected in the overall margins realized, one of the Company’s products is facing a mature market cycle and subsequent competitive market pressures. The Company is pursuing innovative products and solutions in that particular market segment in an effort to re-invigorate sales activities and potential profitability.

Marketing, sales & product development for the year ended December 31, 2006, totaled $2.8 million for 2006 compared with $1.7 million incurred in 2005. The increase is attributable to an increase in staffing levels and added expenditures in the area of product improvements. Marketing expenses 2004 totaled $1.1 million.  The increase in 2005, compared to 2004, was attributable to an increase in staffing levels and additional expenditures associated with the European product launches.

General and administrative expenditures for the year ended December 31, 2006, totaled $6.5 million, compared with $5.6 million in fiscal year 2005 and with $7.0 million in fiscal year 2004.

Liquidity & Capital Resources

Cash, cash equivalents and working capital as at December 31, 2006, totaled $15.3 million, compared with $9.3 million as at December 31, 2005.  The Company had working capital of $19.4 million at December 31, 2006 (2005 – working capital $12.8 million). The increase in cash and working capital in 2006 is mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of Forbes’ interest in Phyto-Source, offset by operating losses. Including recent cost-cutting measures, planned expenditures, anticipated revenue to be generated by Forbes’ nutraceutical product sales, the Company considers that its working capital will be sufficient to finance operations through the second quarter of 2008.

Cash used in continuing operating activities in the fiscal year 2006, was $17.7 million compared to $17.1 million in fiscal 2005 and $8.4 million in fiscal 2004.

Investing activities in the fiscal year 2006, realized $28.1 million relating to the proceeds of $28.9 million on disposal of the Company’s interest in Phyto-Source, less $0.7 million invested in intangible assets arising on the acquisition of TheraPei and $0.2 million in capital assets. Investing activities generated net cash of $5.5 million in 2005 and used net cash of $4.9 million in 2004.

Financing activities in the year ended December 31, 2006, provided $0.9 million of cash compared with $5.1 million in 2005 and $14.1 million in 2004. In 2006, funds generated from financing activities resulted from the exercise of options and warrants.

Conference Call and Webcast

A conference call and webcast to discuss these financial results will be held on Thursday March 29, 2006 at 1:30pm PT. (4:30pmET) To participate in the conference call, please dial 1-866-507-1212 or (direct) 416-695-5261. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 5, 2007 by calling 1-888-509-0081 or 416-695-5275 (passcode 641909). The webcast link will be archived on the Forbes website afterwards.

Fiscal Year Ended December 31, 2006 Report

This news release includes by reference the Company’s audited financial statements for the fiscal year ended December 31, 2006, and full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

This News Release contains forward-looking statements and information concerning anticipated developments in the Company’s business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements and information can be identified by forward-looking words such as “future”, “to build”, “continuing”, “into 2007”, “revenue outlook”, “expected”, “strategy”, “next steps”, “looking to acquire”, plans,” “pursuing”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Forward-looking statements and information are statements and information about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the need for performance by buyers of products and by the Company’s strategic partners; the Company’s dependence on a few customers and the need to secure new sales contracts; the need to secure raw materials at competitive prices; uncertainty as to whether FM-VP4 will be out-licensed as planned; uncertainty as to whether the Company’s anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company’s dependency on Phyto-Source LP for its supplies of Reducol™; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for, and of market acceptance of, the Company’s and its customers’ products; the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; risks inherent in research and development; changes in business strategy or development plans; the risk of unanticipated expenses; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectation of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$ 15,287	$ 9,298
Accounts receivable	1,546	586
Inventories	6,093	1,264
Prepaid expenses and deposits	598	2,752
Current assets-discontinued operations	―	4,374
	23,524	18,274

Capital Assets	552	521
Intangible and other assets	944	3,410
Goodwill	367	―
Property, plant and equipment-discontinued operations	―	11,835
Intangible and other assets-discontinued operations	―	1,935

	$ 25,387	$ 35,975

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 3,486	$ 1,910
Income tax liability	539	1,187
Deferred revenues	58	―
Current liabilities-discontinued operations	―	2,347
	4,083	5,444

Long-term liabilities:
Tenure allowance	954	927
Future income tax liability	―	851
Long-term liabilities-discontinued operations	―	330
	5,037	7,552

Liability component of preferred shares	―	2,341

Shareholders’ equity:
Share capital	100,994	94,790
Contributed surplus	8,943	7,554
Equity component of preferred shares	―	2,481
Deficit	(89,587)	(78,743)
	20,350	26,082

	$ 25,387	$ 35,975

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Revenue:
Sales	$ 5,964	$ 3,867	$ 2,469
Licensing	152	153	151
Phytosterol revenues	6,116	4,020	2,620
Interest and other	1,126	461	374
	7,242	4,481	2,994

Expenses:
Research and development	9,634	10,994	5,571
General and administrative	6,513	5,617	6,965
Cost of sales	5,857	2,507	1,518
Marketing, sales and product development	2,762	1,665	1,065
Depreciation and amortization	149	162	115
	24,915	20,945	15,234
Loss from continuing operations for the year before taxes	(17,673)	(16,464)	(12,240)

Current income taxes	(158)	―	―

Net loss from continuing operations for the year	(17,831)	(16,464)	(12,240)

Discontinued Operations
Income from discontinued operations, net of income tax provision	29	3,658	4,226

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of $(845)	6,958	―	―

Net loss for the year	(10,844)	(12,806)	(8,014)

Deficit, beginning of year	(78,743)	(65,937)	(57,923)

Deficit, end of year	$ (89,587)	$ (78,743)	$ (65,937)
Weighted average number of common shares outstanding (‘000)	37,400	34,058	31,945

Basic and diluted loss per share from continuing operations	$ (0.48)	$ (0.48)	$ (0.38)

Basic and diluted income per share from discontinued operations	$ 0.00	$ 0.10	$ 0.13

Basic and diluted gain per share from disposal of discontinued operations	$ 0.19	―	―

Basic and diluted loss per share	$ (0.29)	$ (0.38)	$ (0.25)

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):
Operations:
Net loss for the year	$ (10,844)	$ (12,806)	$ (8,014)
Adjustment for:

Income from discontinued operations, net of taxes	(29)	(3,658)	(4,226)
Gain on disposal of discontinued operations, net of taxes	(6,958)	―	―
Depreciation and amortization	149	162	115
Amortization of deferred license revenues	(115)	(151)	(151)
Amortization of capitalized financing fees	26	17	―
Accretion of interest	117	74	―
Loss (gain) on disposal of fixed assets	1	(9)	4
Stock-based compensation	1,819	1,776	2,838
License fee paid in shares	―	―	49
Foreign exchange translation	―	(5)	(24)
	(15,834)	(14,600)	(9,409)
Net change in non-cash operating items	(1,881)	(2,474)	986
Net cash used in continuing operations	(17,715)	(17,074)	(8,423)

Net cash (used in) provided by discontinued operations	(5,214)	7,180	3,328
	(22.929)	(9,894)	(5,095)

Investments:
Acquisition of property, plant and equipment	(174)	(315)	(260)
Proceeds on disposal of Phyto-Source manufacturing
joint venture	28.935	―	―
Acquisition of license	―	(11)	―
Acquisition of intangible/other assets	(436)	―	―
Proceeds on disposal of fixed assets	―	186	48
Proceeds on divestiture of technology	―	―	1,230
Short-term investments	―	6,018	(4,733)
Net cash invested by discontinued operations	―	(332)	(1,226)
	28,325	5,546	(4,941)
Financing:
Issuance of common shares	923	301	1,473
Issuance of preferred shares, net of share issue costs	―	6,221	12,910
Repayment of notes payable	―	(66)	(150)
Decrease in long-term liabilities
from discontinued operations	(330)	(1,339)	(114)
	593	5,117	14,119

Increase in cash and cash equivalents	5,989	769	4,083

Cash and cash equivalents, beginning of year	9,298	8,529	4,446

Cash and cash equivalents, end of year	$ 15,287	$ 9,298	$ 8,529